Exhibit 2.3
STOCK PURCHASE AGREEMENT
     THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of this 30th day of June, 2002, by and among Las Vegas Gaming, Inc., a Nevada corporation (“Buyer”), Imagineering Systems, Inc. a Nevada corporation (the “Company”), Ron Mach and Alicia Mach (collectively, the “Machs”) and Bill Williams (“Williams,” and collectively with the Machs, the “Stockholders”).
RECITALS
     WHEREAS, the Company is primarily engaged in the business of manufacturing and distributing keno equipment (the “Business”).
     WHEREAS, the Stockholders are the record and beneficial owner of an aggregate of 7,470 shares (the “Shares”) of the Company’s common stock, par value $.01 per share (“Common Stock”), which the Shares constitute all of the issued and outstanding Common Stock of the Company, exclusive of treasury shares.
     WHEREAS, the Stockholders no longer wish to retain any ownership interest in the Company whatsoever and desire to sell and Buyer desires to acquire from The Stockholders, all, but not less than all, of the Shares on the terms and in accordance with the provisions contained herein.
     NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties agree that the foregoing recitals are true and correct and incorporated herein as if fully set forth and further covenant and agree as follows:
ARTICLE I. PURCHASE AND SALE; PURCHASE PRICE; CLOSING
     Section 1.01. Purchase and Sale of the Shares. In consideration of the delivery by Buyer on the Closing Date (defined below) of the consideration set forth in Section 1.03 of this Agreement, at the Closing (defined below), the Stockholders shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and accept from the Stockholders, the Shares. At the time of transfer, the Shares shall represent no less than one hundred percent (100%) of the issued and outstanding shares of the Company’s Common Stock, including all shares of the Company reserved for issuance or issuable by the Company.
     Section 1.02. Termination and Release. In further consideration of the delivery by Buyer of the consideration as aforesaid, Williams agrees: (a) that those certain Memoranda of Understanding (collectively, the “MOA”) between himself and Buyer, dated August 13-August 16, 1999 shall be terminated immediately upon such delivery; and (b) Stockholders shall release any and all claims, monetary or otherwise, that they may have against Buyer or the Company (the “Release”), immediately upon such delivery.
     Section 1.03. Purchase Price. The purchase price (the “Purchase Price”) for the Shares, and, in the case of Williams, also for termination of the MOA and delivery of the Release, shall be as follows:
          (a) To Ron Mach, Twenty Thousand (20,000) shares of restricted common stock, par value $.001 per share, of Buyer (“Buyer Common Stock”);

          (b) To Alicia Mach, Twenty Thousand (20,000) shares of Buyer Common Stock;
          (c) To Williams, One Hundred and Fifty Thousand (150,000) shares of Buyer Common Stock, and a cash payment of $67,500 as a partial paydown on unreimbursed expenses and the loan made by Williams to the Company. The remaining unpaid balance of the unreimbursed expenses and the loan will be treated in accordance with the provisions as described in Addendum A;
          (d) The assumption by Buyer of the Company’s obligations under and pursuant to that certain Secured Promissory Note (the “IGT Note”) dated November 23, 1992 in the principal amount of $2,988,398.22 made by the Company, Williams, Judith Williams (the “Williamses”) the Machs, William Pritchard, Roberta Pritchard (collectively, the “Pritchards”), Carl Conti and Charlotte Conti (collectively, the Contis” and together with the Company, the Williamses, the Machs and the Pritchards, the “Borrowers”), in favor of IGT, [whereby Buyer shall obtain the release of the deeds of trust and the guarantees delivered by the Williamses in connection with the IGT Note (the “Assumed Liabilities”)].
          (e) The assumption of liabilities provided for in Subsection (d) of this Section 1.03 is allocated as consideration for the covenant not to compete set forth in Section 4.02 hereof.
     Section 1.04. At Closing, the Company shall, and the Stockholders shall cause the Company to, transfer and assign to Buyer all of the Company’s right, title and interest in an to that certain judgment against American Wagering, Inc., a Nevada corporation, [presently under appeal to the Nevada Supreme Court Case Number 37857] in the amount of $897,500, plus interest (the “Judgment”). After the Closing, the Stockholders and the Company shall cooperate with Buyer or its designee to assist in collection of the Judgment.
     Section 1.05. Release of the Stockholders. At Closing, upon payment of the Purchase Price, the Stockholders shall release and relinquish any and all right, title and interest which the Stockholders now have or may ever have had in the Shares and the Company. Effective as of Closing, the Stockholders that are officers and directors of the Company shall from any and all positions in the Company as an officer and/or director and do hereby on behalf of themselves, past, present or future successors, assigns, predecessors, attorneys, and their respective successors and assigns, and all other persons and entities who may ever claim, by, through, or under the Stockholders, fully, finally and forever settle, waive, acquit, relinquish, release and discharge the Company and Buyer, and their past, present or future affiliates, successors, assigns, partners, stockholders, members, officers, directors, agents, employees, attorneys and predecessors and their respective successors and assigns (collectively, the “Releasees”), of and from any and all manner of action or actions, cause or causes of action, at law or in equity, suits, proceedings, investigations, charges, complaints, claims, demands, commitments, debts, liens, contracts, agreements, promises, obligations, liabilities, damages, losses, costs and expenses, of any kind and nature whatsoever, contingent or absolute, asserted or unasserted, known or unknown (collectively, the “Claims”), which the Stockholders and their heirs, executors, administrators, successors or assigns ever had, now have or, to the extent arising from or in connection with any act, omission or state of facts taken or existing on or prior to Closing, may hereafter have, against the Releasees. Notwithstanding the foregoing, the release set forth in this Section shall in no way release any liabilities or obligations of the Releasees created by this Agreement or any other document executed and delivered in connection with the closing of the transactions contemplated hereby (collectively, the “Excluded Claims”). The Stockholders hereby acknowledge that their settlement, waiver, acquittal, relinquishment, release and discharge of the Releasees from any and all Claims, except for the Excluded Claims, constitutes a release in all of such Stockholders capacities, including but not limited to, the Stockholder’s role as an employee, stockholder, agent, officer and director of the Company, if applicable.
     Section 1.06. Closing. The consummation of the transactions contemplated by this Agreement shall be the “Closing” and shall take place within ten (10) days following the issuance of any and all necessary Gaming Approvals (defined below) as may be required by the applicable Gaming Authorities (defined below) (the “Closing Date”). For purposes of this Agreement, Gaming Approvals shall mean those permits, consents, approvals, authorizations or other orders or filings by or with applicable gaming regulatory agencies (collectively, “Gaming Authorities”) in jurisdictions in which the Company holds gaming licenses or other approvals that are required, under applicable laws, or regulations, or both, to be obtained, issued or made prior to Closing.
     Section 1.07. Conditions Precedent to Closing. The obligation of the parties to consummate the transactions contemplated hereby is expressly conditioned and contingent upon the issuance of any and all necessary Gaming Approvals on or before December 31, 2002 (the “Transaction Expiration Date”). In the event the Gaming Approvals are not obtained by the Transaction Expiration Date, this Agreement shall terminate and be of no force and effect, and the parties shall have such rights and obligations as set forth in Article IX hereof.
     Section 1.08. Closing Deliveries. Closing deliveries shall be considered to have taken place simultaneously as a single transaction, and no delivery shall be considered to have been made until all deliveries are completed. On the Closing Date:
          (a) The Stockholders shall deliver, or cause to be delivered, to Buyer a certificate or certificates representing the Shares, duly endorsed in blank or accompanied by duly executed stock powers and in proper form and order for transfer, free and clear of all liens and encumbrances, dated as of the Closing Date;
          (b) The Stockholders shall deliver, or cause to be delivered, to Buyer (i) a unanimous written consent of the Stockholders providing evidence of and consent to the authority and capacity of Company and its representatives to enter into this Agreement and consummate the transactions contemplated hereby, substantially in the form of Exhibit A attached hereto, and (ii) a unanimous written consent of the board of directors of the Company providing evidence of and consent to the authority and capacity of the Company and its representatives to enter into this Agreement and to consummate the transaction contemplated hereby, substantially in the form of Exhibit B attached hereto;
          [(c) The Stockholders shall deliver to Buyer a Termination and Release Agreement substantially in the form of Exhibit C attached hereto duly executed by the Stockholders, with respect to the MOA and the Release;
          (d) The Stockholders shall deliver, or cause to be delivered, to Buyer the resignations of all of the Company’s current officers and directors;
          (e) The Stockholders and the Company shall deliver, or cause to be delivered, to Buyer an assignment of the Judgment;

          (f) Buyer shall issue and deliver to each Stockholder a certificate or certificates representing the Buyer’s Common Stock to which each such Stockholder is entitled to receive as provided in Section 1.03 hereof; and
          [(f) Buyer shall deliver to Williams (i) an Assumption Agreement substantially in the form of Exhibit D attached hereto, duly executed by Buyer, and (ii) such other good and sufficient instruments of assumption or release as shall be effective to cause Buyer to assume the Assumed Liabilities or release the Williamses from liability thereunder, to the extent provided in Section 1.03 (d) hereof.
ARTICLE II. REPRESENTATIONS AND WARRANTIES OF THE
STOCKHOLDERS AND THE COMPANY
          The Stockholders and Company, jointly and severally, represent and warrant to Buyer as follows:
     Section 2.01. Ownership of Shares. The Stockholders own beneficially and of record an aggregate of 7,470 shares of Common Stock, which represents one hundred percent (100%) of the issued and outstanding Common Stock of the Company. The Stockholders own the Shares free and clear of all liens, charges, claims, encumbrances, security interests, mortgages, pledges, community property rights, equities, restrictions on transfer, rights of third parties, or other defects in title of any kind or description, except those restrictions on transfer contained in the articles of incorporation (“Articles”) or bylaws (“Bylaws”) of the Company.
     Section 2.02. Authority to Enter Agreement; Enforceability. The Stockholders and Company have the capacity, power and authority to enter into and to carry out the terms and provisions of this Agreement, including the sale and delivery of the Shares, and, except for the Gaming Approvals, no permit, consent, approvals, authorization or other order of or filing with any governmental authority or any other person is required in connection therewith. This Agreement constitutes a legal, valid and binding obligation of the Stockholders and the Company enforceable against each in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and similar laws affecting creditor’s rights generally and principles of equity.
     Section 2.03. Brokerage and Finders’ Fees. Neither the Stockholders nor the Company have incurred any liability to any broker, finder or agent for any brokerage fees, finders’ fees or commissions with respect to the transactions contemplated by this Agreement. The Stockholders agree to indemnify and hold harmless Buyer and the Company against any loss, liability, damage, cost, claim or expense incurred by reason of any brokerage commission or finders’ fee payable, or alleged to be payable because of any act, omission or statement, by the Stockholders.
     Section 2.04. Material Misstatements or Omissions. No representations or warranties by the Stockholders or the Company contained in this Agreement and no document, statement, certificate, schedule or exhibit furnished or to be furnished by the Stockholders or the Company to Buyer hereunder, contain or will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statement and facts contained therein not misleading.
     Section 2.05. No Claims Against the Company or Buyer. The Stockholders do not have and will not assert any claims, demands, obligations, liabilities, cause or causes of action whatsoever against the Company or Buyer or their property and assets, and, as of the Closing Date, do hereby forever release, discharge and acquit the Company and Buyer and their property and assets from any and all claims, demands, obligations, liabilities, cause or causes of action whatsoever, whether known or unknown, contingent or absolute, present or future, or matured or unmatured, except with respect to any event first occurring after the Closing Date.
     Section 2.06. Guarantees. As of the Closing Date the Stockholders shall not be guarantors of any contract, commitment or obligation of the Company, and the Company shall not be a guarantor of any contract, commitment or obligation of the Stockholders.
     Section 2.07. Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada with requisite power and authority to own, lease and operate its property and assets and to carry on the Business as now conducted. The Company has delivered to Buyer true and correct copies of the Company’s Articles and Bylaws, each as amended to date.
     Section 2.08. Capitalization. The Company is authorized to issue 25,000 shares of Common Stock, of which 7,470 shares are presently issued and outstanding and held of record by the Stockholders and in the following amounts: Bill Williams – 3,970 shares; Ron Mach – 1,750 shares; Alicia Mach – 1,750 shares. The Company is not authorized to issue any shares of preferred stock. As of the Closing Date, there are and will be no shares of Common Stock reserved for issuance or issuable by the Company. All of the Shares have been duly authorized and validly issued, are fully paid and nonassessable, and were offered, issued, sold, and delivered in compliance with all applicable corporate laws and federal and state securities laws and other applicable laws, rules and regulations. As of the date of this Agreement there are, and as of the Closing Date, there will be no proxies, voting trusts, employee share trusts, or other agreements or understandings with respect to any shares of the Common Stock.
     Section 2.09. Subsidiaries. The Company has X number of subsidiaries, representing all subsidiaries (either partially or fully owned) of the Company. These subsidiaries are included in this transaction.
     Section 2.10. Financial Statements. Schedule 2.10 contains (i) the Company’s balance sheet as of December 31, 2001, and its statements of income and retained earnings for each of the twelve-month periods then ended, all audited by Piercy, Bowler, Taylor & Kern, the Company’s independent accountants, whose report with respect to such balance sheets included in such Schedule, and (ii) the Company’s unaudited balance sheet as of March 31, 2002, and its unaudited statements of income and retained earnings for the 3 months then ended (collectively, the “Financial Statements”). The Financial Statements were prepared in accordance with the books and records of the Company and were prepared in accordance with generally accepted accounting principles consistently applied, and fairly reflect the Company’s financial condition. The Company has no material liabilities or obligations, whether contingent or absolute, direct or indirect, present or future, or matured or unmatured, which are not shown or provided for on its March 31, 2002 balance sheet or set forth on Schedule 2.10, and the Company knows of no basis for the assertion of any such liabilities or obligations. The date of the most recent balance sheet –March 31, 2002 shall sometimes be referred to below as the “Financials Date.”
     Section 2.11. Absence of Certain Changes. Since the Financials Date, there has not been:
          (a) Any change or prospective adverse change in the condition (financial or other), net worth, assets, liabilities, obligations, earnings, margins of profit, backlog, cash flow,

capitalization, properties, results of operations, personnel, business or prospects of the Company other than changes arising out of customary transactions in the ordinary course of business, which taken individually or in the aggregate have not materially and adversely affected the properties, business, financial condition, assets, results of operations or prospects of the Company;
          (b) Any agreement, lease, license, collective bargaining, employment or other contracts or commitments entered into by the Company, except in the ordinary course of business;
          (c) Any sale, assignment, transfer or other disposition of any assets or properties, the latest carried values of which on the accounting records of the Company exceed Ten Thousand Dollars ($10,000), excluding any inventory or supplies disposed of in the ordinary course of business;
          (d) Any capital expenditure, capital addition or capital improvement involving an amount in excess of Ten Thousand Dollars ($10,000);
          (e) Any mortgage, lien, pledge, encumbrance or security interest created on any property or asset, tangible or intangible;
          (f) Any dividend or other distribution declared, paid or made or agreed to on account of any shares of capital stock of the Company, including the Common Shares and the Preferred Shares, or any purchase or redemption of, or any agreement for the purchase or redemption of, any such shares;
          (g) Any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting the assets, properties, business, or prospects of the Company;
          (h) Any increase in the compensation payable or to become payable by the Company to any officer, director or other employee or agent or stockholder, or any declaration, payment or commitment or obligation of any kind for the payment by the Company of any bonus, additional salary or compensation, or retirement, termination, severance or other benefits to officers, directors, employees, agents or the Stockholders, except pursuant to existing contractual arrangements or pursuant to policies or practices historically followed by the Company;
          (i) Any labor disturbances or breaches of or defaults under any collective bargaining or employment agreement adversely affecting or threatening the business or operations of the Company, or any event that, with the passage of time or giving of notice, or both, would constitute such a breach or default or, to the knowledge of the Company, would give rise to any claim for wrongful termination of employment;
          (j) Any termination or any notice of any threatened termination of any permit or license (privileged or other) issued to the Company;
          (k) Any termination or any notice of any threatened termination of any of its key employees or agents;
          (l) Any loan by the Company to any person or entity, except for normal extension of trade credit and reasonable and customary advances for business related expenses incurred in the ordinary course of business, or any guarantee by the Company of any loan;

          (m) Any change or anticipated change in the relationship between the Company and any of its customers, vendors, suppliers or employees which has or could materially and adversely affect the properties or business of the Company;
          (n) Any other event or condition that has materially and adversely affected the assets, properties, business or prospects of the Company;
          (o) Any amendment to the Company’s Articles or Bylaws except as agreed by the parties to and specifically authorized in this Agreement;
          (p) Any agreement or commitment obligating the Company to any of the things set forth in the preceding clauses 2.11 (a)-(o).
     Section 2.12. Tax Matters. Prior to the date of this Agreement, the Company has properly prepared and filed returns for and paid in full all federal, local and foreign taxes, assessments, charges and penalties, including without limitation those due in respect of its income, franchise, properties, sales and uses, licenses, and payrolls, to the extent such filings and payments are required or claimed to be due by the taxing authorities. Since the Financials Date, the Company has not incurred any tax liabilities other than in the ordinary course of business, which liabilities are adequately provided for or reserved against on the books of the Company in accordance with generally accepted accounting principles. There are no tax liens upon any of the properties or assets, real, personal or mixed, tangible or intangible of the Company (other than liens for current taxes not yet due).
     Section 2.13. Litigation, Claims and Liabilities. There are no claims or actions, or legal, governmental, administrative, arbitration or other proceedings currently threatened, pending, filed or initiated by, (whether or not covered by insurance,) against or affecting the Company, or its officers, directors, or the Stockholders, or its properties or assets, or arising out of the products sold by or the activities engaged in by the Company. Neither the Company nor the Stockholders knows of any events or circumstances which would form the basis of any suit, action, proceeding, investigation, claim or liability, and, to the Company’s knowledge, the Company has not been the subject of, nor has it been joined in, any lawsuit, action, proceeding or investigation of any nature whatsoever arising out of the design, manufacture or use of any of the Company’s products. The Company has no liabilities, contingent or otherwise, that have not been disclosed in the Financial Statements.
     Section 2.14. Compliance with Law and Other Instruments. The business and operations of the Company have been and are being conducted in accordance with all applicable laws, ordinances, rules and regulations of all authorities (including without limitation all applicable regulatory, safety and environmental requirements), the violation of which, individually or in the aggregate, might materially and adversely affect the assets, properties, business or prospects of the Company. The Company is not in violation of, or in default under, any term or provision of its Articles, Bylaws, or any stockholders’ agreement, or of any law, ordinance, rule, regulation, lien, indenture, mortgage, lease, agreement, instrument, commitment or other arrangement, or subject to any restriction of any kind or character. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will conflict with or result in a violation or breach of any term or provision of, or constitute a default under, (i) the Articles or Bylaws, (ii) any order, judgment, writ, injunction, decree, license, permit, statute, rule, or regulation of any court, governmental, regulatory or public body, or (iii) any license, franchise, permit, indenture, mortgage, deed of trust, lease, contract, instrument, commitment or other agreement or arrangement to which the Company or, to the Company’s knowledge, any Stockholder is a party or by which they or their property or assets are bound.

     Section 2.15. Corporate Records; Officers and Directors. The Company has made available to Buyer for its examination complete copies of the minute books and stock ledgers of the Company, which contain complete and accurate records of all meetings, consents and other corporate actions taken by the directors and the Stockholders of the Company and of all transfers of capital stock. All actions reflected in said books were duly and validly taken in compliance with the laws of the State of Nevada.
     Section 2.16. Licenses and Permits. The Company’ gaming licenses are set forth in Schedule 2.16. Except for the licenses listed in such schedule, and a general business license in Clark County, Nevada, no licenses, permits, orders, approvals or other authorizations are necessary or required for the lawful conduct and operation of the Business, as it is presently conducted, and, the Company has not received notice, and has no knowledge, of any threatened or actual suspension or cancellation of its right or authority to conduct business. The Company has manufactured and installed the Company’s products in conformity with all applicable plans, specifications and regulatory standards.
     Section 2.17. Powers of Attorney. There are no persons holding a power of attorney on behalf of the Company or the Stockholders.
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer represents and warrants to the Stockholders as follows:
     Section 3.01. Organization and Standing. Buyer is a corporation duly organized and validly existing under the laws of the State of Nevada, with full power and authority to carry on its business as now conducted and to enter into and carry out the terms of this Agreement.
     Section 3.02. Corporate Approval; Enforceability. Buyer has obtained all necessary corporate and other authorizations and approvals required for the execution and delivery of this Agreement, and has full power and lawful authority to consummate the transactions contemplated hereunder. Except for the Gaming Approvals, no permit, consent, approvals, authorization or other order or filing with any governmental authority or other persons is required in connection herewith. This Agreement constitutes a legal, valid and binding agreement of Buyer, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and similar laws affecting creditors’ rights generally and principles of equity.
     Section 3.03. Compliance with Law and Other Instruments. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement, will conflict with or result in a violation or breach of any term or provision of, or constitute a default under, (i) Buyer’s articles of incorporation or bylaws, (ii) any order, judgment, writ, injunction, decree, license, permit, statute, rule or regulation of any court, governmental, regulatory or public body, or (iii) any license, franchise, permit, indenture, mortgage, deed of trust, lease, contract, instrument, commitment or other agreement or arrangement to which Buyer is a party or by which it or its property is bound.
     Section 3.04. Brokerage and Finders’ Fees. Buyer has not incurred any liability to any broker, finder or agent for any brokerage fees, finders’ fees or commission with respect to the transactions contemplated by this Agreement.

     Section 3.05. Material Misstatements or Omissions. No representations or warranties by Buyer contained in this Agreement or in any document, statement, certificate, schedule or exhibit furnished or to be furnished hereunder by Buyer contain or will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement and facts contained therein not misleading.
ARTICLE IV. COVENANTS OF THE STOCKHOLDERS
     Section 4.01. Regulatory Filings. The Stockholders agree to timely file any and all applications required by gaming regulatory agencies having jurisdiction over Buyer, to cooperate fully with any and all investigations conducted by such agencies and to promptly obtain any and all licenses or findings of suitability required in connection with his purchase of the Shares. The Stockholders hereby agree to cooperate with and render all necessary assistance to Buyer in connection with the filing and processing of any and all Gaming Approvals and all other consents, approvals, authorizations, filings or other documents required by any governmental authority with respect to the transfer of the Shares, whether required before or after the Closing Date.
     Section 4.02. Noncompetition.
          (a) Williams hereby covenants and agrees that from the Closing Date until the date that is three (3) years following the Closing Date, he shall not, directly or indirectly, for his own account, or as a partner, member, employee, consultant, advisor or agent of any partnership or joint venture, or as a trustee, officer, director, shareholder, employee, consultant, advisor or agent of any corporation, trust, limited liability company, or other business organization or entity, own, manage, join, participate in, encourage, support, finance, be engaged in, have an interest in, give financial assistance or advice to, or be concerned in any way in the ownership, management, operation or control of any business that is competitive with the Company’s Business or related activities in any jurisdiction in the Company holds a gaming license on the Closing Date.
          (b) The parties agree that the remedy of Buyer for any actual or threatened breach of this Section 4.02 by Williams would be inadequate, and that, in the event of such actual or threatened breach, in addition to any other remedy available to it, Buyer shall be entitled to specific performance hereof, injunctive relief, or both, by temporary or permanent injunction or other appropriate judicial remedy, writ or order. The remedies provided for in this Section 4.02 are non-exclusive and are in addition to each other and any other remedy available elsewhere in this Agreement or available generally at law or in equity.
          (c) If any provision of this Section 4.02 as applied to any circumstance, is adjudicated by a court of competent jurisdiction to be invalid or unenforceable, the same will in no way affect any other circumstance or the validity or enforceability of the remainder of this Agreement. If any provision of this Section 4.02, or any portion thereof, is held to be invalid or unenforceable because of the duration of such provision, or the area covered thereby, or for any other reason whatsoever, the parties agree that the court making such determination shall have the power to reduce the duration, area of such provision and/or to delete specific words or phrases, so that such provision shall then be valid and enforceable to the fullest extent permitted by law. In the event that Williams shall be in violation of the covenants set forth in this Section 4.02, then the time limitation thereof shall be extended for a period of time equal to the period during which such breach or breaches should occur; and in the event that Buyer or any affiliate should be required to seek relief from such breach in any court, or other tribunal, then the covenants contained in this Section 4.02 shall be extended for a period of time equal to the pendency of such proceedings, including all appeals.

ARTICLE V. COVENANTS OF THE COMPANY
     Section 5.01. Access to Books and Records. The Company covenants and agrees to give to Buyer and its counsel, accountants and other representatives, full access, during and after normal business hours, throughout the period prior to the Closing Date, to inspect, examine and copy the Company’s books, records, contracts, and commitments, and to cause it to furnish Buyer during such period with all such information concerning its affairs as Buyer reasonably may request. No investigation or inquiry made by Buyer hereunder shall in any way affect or lessen the representations and warranties made by the Stockholders or the Company in this Agreement. Buyer agrees that, if this Agreement is not consummated, it will treat all confidential and proprietary information furnished to it and its agents pursuant to this Section 5.01 as confidential and will not disclose such information to third parties without the consent of the Company. Notwithstanding the foregoing, confidential or proprietary information shall not include information (i) that was previously known to Buyer prior to the start of discussions with the Company and the Stockholders; (ii) obtained by Buyer in good faith from third parties who are not obligated to maintain such information as confidential or (iii) that is in the public domain through no act or omission on the part of Buyer or any of its directors, officers, employees or agents in violation of this Section 5.01.
     Section 5.02. Conduct of Business Prior to Closing. On and after the date hereof and prior to the Closing, the Company shall, and the Stockholders shall cause the Company to, except to the extent that Buyer shall otherwise consent in writing, carry on the Business in all respects in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all respects with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other obligations when due subject to good faith disputes over such obligations, and use its best efforts to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings. In addition, the Company will promptly notify Buyer of any material event involving its business or operations.
     Section 5.3. Accounts Payable. Prior to Closing, the Company shall prepare a schedule of outstanding accounts payable (Exhibit G) that reflects the disposition of each liability in accordance with the prior discussions between Buyer and the Company.
ARTICLE VI. CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS
     Section 6.01. Buyer’s Conditions Precedent. Buyer’s obligation to purchase the Shares and to consummate the transactions set forth herein is expressly subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions, compliance with which or the occurrence of which may be waived in whole or in part in writing by Buyer:
          (a) All representations and warranties of the Stockholders and the Company included in this Agreement and all schedules hereto prepared or provided by the Stockholders and the Company shall be true and correct as of date of this Agreement and as of the Closing Date as if made on and as of such dates.

          (b) The Stockholders and the Company shall have performed or satisfied all covenants and obligations required by this Agreement to be performed or satisfied by the Stockholders on or prior to the Closing Date.
          (c) All consents and approvals required in connection with the transactions set forth herein shall have been obtained, including, without limitation, the Gaming Approvals.
          (d) On or prior to the Closing Date, the Company shall have executed and furnished to Buyer the certificate attached hereto as Exhibit E, dated as of the Closing Date, signed and verified by the president and certified by the secretary of the Company, to the effect that all representations and warranties and any and all schedules and exhibits contained in this Agreement, remain in all material respects true and correct as of the Closing Date, and that the Company has performed and satisfied all covenants and conditions required to be performed by it.
          (e) The Company shall have furnished to Buyer the opinion of its counsel, dated as of the Closing Date, in form and substance reasonably satisfactory to Buyer and its counsel, attached hereto as Exhibit F.
          (f) No action or proceeding shall have been instituted or threatened prior to or at the Closing Date before any court or other governmental body, or instituted or threatened by any public authority, the result of which could prevent or make illegal the consummation of the transactions contemplated hereunder or which would materially affect the Business, assets, properties or prospects of the Company taken as a whole.
          (g) Buyer and IGT shall have entered into a binding agreement with respect to Buyer’s assumption of the Assumed Liabilities.
ARTICLE VII. CONDITIONS PRECEDENT TO THE STOCKHOLDERS’ OBLIGATIONS
     Section 7.01. The Stockholder’s Conditions Precedent. The obligation of the Stockholders hereunder to consummate this Agreement is expressly subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions, compliance with which or the occurrence of which may be waived in whole or in part in writing by the Stockholders:
          (a) All representations and warranties of Buyer contained in this Agreement shall be true and correct as of the Closing Date as if made on and as of such date.
          (b) Buyer shall have performed and satisfied all covenants and conditions required by this Agreement to be performed or satisfied by it on or prior to the Closing Date.
          (c) All consents and approvals required in connection with the transactions set forth herein shall have been obtained, including, without limitation, the Gaming Approvals and any other requisite consents and approvals of all applicable governmental, securities, and regulatory authorities.
ARTICLE VIII. SURVIVAL AND INDEMNIFICATION
     Section 8.01. Survival of Representations, Warranties and Covenants. All representations, warranties, covenants and agreements made by Buyer, the Stockholders, and the Company in this

Agreement, including statements contained in any schedule, exhibit, certificate or other instrument delivered by or on behalf of any party hereto or in connection with the transaction contemplated hereby, shall survive the execution and delivery of this Agreement and of all instruments herein provided for and the closing of the transactions contemplated thereby, and any investigations, inspections, examinations, or audits made by or on behalf of the parties, for a period ending upon the third anniversary of the Closing Date.
     Section 8.2. Indemnification.
          (a) The Stockholders jointly and severally agree to indemnify Buyer and hold it harmless from and against and in respect of any and all claims, losses, expenses, obligations and liabilities (including court costs and reasonable attorneys’ fees associated therewith) (hereinafter collectively referred to as an “Indemnity Claim”) that arise or result from (i) the inaccuracy of any representation or breach of any warranty made by the Stockholders or the Company herein or of any certificate, schedule or exhibit delivered pursuant hereto or attached to this Agreement by or on behalf of the Stockholders or the Company, or of any default by the Stockholders, or any of them, of the obligations of the Stockholders or the Company under this Agreement, or by reason of any act or omission of any Stockholder or the Company which constitutes a breach or default under this Agreement; or (ii) any breach by the Stockholders or the Company, or any of them, of covenants made by it in this Agreement, or by reason of any act or omission of any Stockholder or the Company which constitutes such a breach under this Agreement. The Stockholders shall be jointly and severally liable to Buyer to reimburse it on demand for any payment made or loss suffered by Buyer at any time after the execution of this Agreement, based upon the judgment of any court of competent jurisdiction relating to an Indemnity Claim or pursuant to a bona fide compromise or settlement of an Indemnity Claim. Consummation of the transactions contemplated under this Agreement shall not be deemed or construed to be a waiver of any right or remedy of Buyer, nor shall this Section 8.02(a) or any other provision of this Agreement be deemed or construed to be a waiver of any ground of defense by it.
          (b) Buyer agrees to indemnify the Stockholders and hold them harmless against and in respect of any Indemnity Claim that arises or results from the inaccuracy of any representation or breach of any warranty of Buyer contained in Section 3 of this Agreement. Buyer shall reimburse the Stockholders for any payment made or loss suffered by them at any time after the execution of this Agreement, based on the judgment of any court of competent jurisdiction relating to an Indemnity Claim or pursuant to a bona fide compromise or settlement of an Indemnity Claim. Consummation of the transactions contemplated under this Agreement shall not be deemed or construed to be a waiver of any right or remedy of the Stockholders, nor shall this Section 8.02(b) or any other provision of this Agreement be deemed or construed to be a waiver of any ground of defense by them.
          (c) The party indemnified hereunder (the “Indemnitee”) shall promptly notify the indemnifying party (the “Indemnitor”) of the existence of any Indemnity Claim to which the Indemnitor’s indemnification obligations would apply and shall give the Indemnitor thirty (30) days (or such shorter period as required by the contingencies of such Indemnity Claim involving liabilities to third parties) in which to elect to defend the same at its own expense and with counsel of its own selection (who shall be approved by the Indemnitee, which approval shall not be unreasonably withheld); provided, that the Indemnitee shall at all times also have the right to fully participate in the defense at its own expense. Notwithstanding the immediately preceding sentence (i) if the Indemnitor shall, within such 30-day period, fail to defend such Indemnity Claim, the Indemnitee shall have the right, but not the obligation, to undertake the defense of, and to compromise or settle

(exercising reasonable business judgment) such Indemnity Claim on behalf, for the account, and at the risk and expense of the Indemnitor and (ii) if, in the reasonable judgment of Buyer, the Indemnity Claim involves a matter which might have an effect on the ongoing business of the Company or its relationship with customers or suppliers, Buyer or the Company shall have first right to defend the same at its sole cost and expense (for which cost and expense The Stockholders shall have no liability under the provisions of the immediately preceding paragraph) and with counsel of its own selection (who shall be approved by the Indemnitor, which approval shall not be unreasonably withheld), provided that the Indemnitor shall at all times have the right to fully participate in the defense at its own expense. Except as provided in clause (i) of the immediately preceding sentence, the Indemnitee shall not compromise or settle any Indemnity Claim without the written consent of the Indemnitor, such consent not to be unreasonably withheld. If an Indemnity Claim is one that cannot by its nature be defended solely by the Indemnitor, the Indemnitee shall make available all information and assistance that the Indemnitor may reasonably request; provided that any associated expenses shall be paid by the Indemnitor.
ARTICLE IX. TERMINATION AND ABANDONMENT
     Section 9.01. Termination. This Agreement may be terminated on or before the Closing Date or the Transaction Expiration Date without liability on the part of any party exercising such right of termination:
          (a) By the mutual written consent of the parties hereto;
          (b) By the Buyer if there has been a material misrepresentation or breach on the part of the Stockholders or the Company, or any of them, of the representations and warranties of such party as set forth in this Agreement or made pursuant hereto, or if there has been any material failure on the part of any of the Stockholders or the Company to perform the obligations of such party or comply with the covenants of such party under this Agreement;
          (c) By the Stockholders if there has been a material misrepresentation or breach on the part of the Buyer of its representations and warranties as set forth in this Agreement or made pursuant hereto, or if there has been any material failure on the part of the Buyer to perform its obligations of such party or comply with its covenants under this Agreement;
     Section 9.02. Procedure and Effect of Termination. In the event of termination and abandonment by any party pursuant to Section 9.1 of this Agreement, written notice thereof shall be given to the others and this Agreement shall terminate and be abandoned, without further action by any of the parties hereto. If this Agreement is terminated as provided herein or if this Agreement is terminated on the Transaction Expiration Date, upon the request therefor, each party will return all documents, work papers, and other materials of any other party relating to the transaction contemplated by this Agreement, whether obtained before or after the execution of this Agreement, to the party furnishing the same; and
     Section 9.03. Specific Performance. Notwithstanding the foregoing, the Stockholders acknowledge that the Company is unique, that the acquisition of the Shares by Buyer constitutes a unique prospect for Buyer, and that if it is unable to conclude the acquisition on account of the Stockholders’ refusal to perform their obligations hereunder, it may not be possible to measure the damage Buyer will have sustained in monetary terms or to adequately compensate Buyer by monetary damages. Accordingly, in such event, without prejudice to its right to seek and recover monetary damages, Buyer shall be entitled to specific performance of this Agreement. The

Stockholders further acknowledge that the consideration to be paid for the Shares is fair and adequate.
ARTICLE X. MISCELLANEOUS
     Section 10.01 Notices. Any notice or other communication required or permitted to be given by a party hereunder shall be in writing, and shall be deemed to have been given by such party to the other party or parties (i) on the date of personal delivery; (ii) on the next business day following any facsimile transmission to a party at its facsimile number set forth below; or (iii) three (3) business days after being placed in the United States mail, as applicable, registered or certified, postage prepaid, as set forth below:

If to The Stockholders:	Bill Williams
2031 Mountain Vista
Reno, NV 89509

Ron Mach
460 Irena Road
Grants Pass, OR 97526

Alicia Mach
1747 Howard Court
Sparks, NV 89434

If to Buyer:	Las Vegas Gaming, Inc.
3120 S. Rainbow Blvd., Suite 204
Las Vegas, NV 89146

If to Company:	Imagineering Systems, Inc.
240 S. Rock Blvd., Suite 143
Reno, NV 89502
     Each of the parties shall be entitled to specify a different address by giving notice as Msaid.
     Section 10.02. Entire Agreement. This Agreement, the exhibits and schedules hereto, which are incorporated herein by this reference, and the other agreements being executed or delivered simultaneously herewith, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations, and discussions, whether oral or written.
     Section 10.03. Severability. If any part of this Agreement is determined to be void, invalid or unenforceable, such void, invalid, or unenforceable portion shall be deemed to be separate and severable from the other portions of this Agreement, and the other portions shall be given full force and effect, as though the void, invalid or unenforceable portions or provisions were never a part of this Agreement.
     Section 10.04. Amendment and Modification. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
     Section 10.05. Headings. Section and subsection headings are not to be considered part of this Agreement and are included solely for convenience and reference and shall not be held to define, construe, govern or limit the meaning of any term or provision of this Agreement.
     Section 10.06. Successors and Assigns. All of the terms, provisions and obligations of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, representatives, successors and assigns. Notwithstanding the foregoing, neither this Agreement nor any rights hereunder shall be assigned, pledged, hypothecated or otherwise transferred by the Stockholders without the prior written consent of Buyer, except by operation of law.
     Section 10.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada without resort to conflict of laws principles. Any action or proceeding that is filed with respect to this Agreement shall be filed in a state or federal court in Clark County, Nevada, which court shall have the sole and exclusive jurisdiction over such matter.
     Section 10.08. Neutral Interpretation. The parties to this Agreement agree that the provisions contained herein shall not be construed in favor of or against any party because that party or its counsel drafted this Agreement, but shall be construed as if all parties prepared this Agreement, and any rules of construction to the contrary are hereby specifically waived. The terms of this Agreement were negotiated at arm’s length by the parties hereto and each party has read and reviewed the provisions of this Agreement and has had, or has had the opportunity to have, separate counsel read and review this Agreement.
     Section 10.09. Third Parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any person other than the parties hereto any rights or remedies under or by reason of this Agreement.
     Section 10.10. Expenses. Each party shall bear its own expenses, incurred by it in connection with the negotiation, execution and delivery of this Agreement and this Agreements contemplated by it, including without limitation, the fees and expenses of each party’s legal counsel, accountants and other advisers.
     Section 10.11. Attorneys’ Fees. In the event any party incurs legal fees or other costs to enforce any of the terms of this Agreement, to resolve any dispute with respect to its provisions, or to obtain damages for breach thereof, whether by prosecution or defense, the unsuccessful party to such action shall pay the prevailing party’s reasonable expenses, including attorneys’ fees and costs, incurred in such action.
     Section 10.12. Waiver of Rights. Failure to insist on compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such terms, covenants, or conditions, nor shall any waiver or relinquishment of any right or power hereunder at any one time or more times be deemed a waiver or relinquishment of such rights or powers at any other time or times.
     Section 10.13. Cumulative Remedies. No right or remedy herein conferred on or reserved to any party is intended to be exclusive of any other remedy or right, and each and every right or remedy shall be cumulative and in addition to any right or remedy given hereunder or now or hereafter existing at law or in equity or by statute.
     Section 10.14. Counterparts. This Agreement may be executed in any number of counterparts, including without limitation facsimile counterparts, each one of which so executed shall be deemed an original, and all of which shall together constitute one and the same agreement.
     Section 10.15. Further Assurances. Each party hereto will, from time to time after the execution of this Agreement, execute and deliver such instruments, documents and assurances and take such further acts as the other parties may reasonably request to carry out the purpose and intent of this Agreement without undue delay. Any party who fails to comply with this Section 10.15 shall reimburse the other party for any direct expenses, including attorneys’ fees and court costs that, as a result of this failure, become reasonably necessary for carrying out this Agreement.
[signature page to follow]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first set forth above.

IMAGINEERING SYSTEMS, INC.
a Nevada corporation

By:	/s/ Billy R. Williams
Billy R. Williams
Its:	President

THE STOCKHOLDERS

/s/ Ron Mach
Ron Mach

/s/ Alicia Mach
Alicia Mach

/s/ Billy R. Williams
Billy R. Williams

LAS VEGAS GAMING, INC.
a Nevada corporation

By:	/s/ Russell R. Roth
Russell R. Roth
Its:	President

ADDENDUM A
In the event that the Company and/or LVGI receives in connection with the Company’s suit against American Wagering, Inc. an amount in excess of the aggregate of $150,000 plus the legal fees expended by the Company and/or LVGI, then Williams shall be entitled to such portion of the excess that his unpaid portion of unreimbursed expenses and his loan to the Company bears to the aggregate amount of unreimbursed expenses and unpaid loans made by Williams and Carl Conti, said payment not to be in excess of Williams’s unpaid portion of the unreimbursed expenses and the loan.